FORM U-3A-2

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Statement by Holding Company
Claiming Exemption Under Rule U-3A-2
from the Provisions of the Public Utility
Holding Company Act of 1935.

To be filed annually prior to March 1.

WPS NUCLEAR CORPORATION hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1) <u>Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest</u>.

    a) <u>WPS Nuclear Corporation</u> is a nonutility company incorporated on February 23, 1999 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of WPS Resources. WPS Resources owns 100% of the $1 par value capital stock of WPS Nuclear. WPS Nuclear owns 20% of Nuclear Management Company, LLC.

    Subsidiaries of WPS Nuclear Corporation consist of the following:

        i) <u>Nuclear Management Company, LLC</u> is a utility company and was organized on February 25, 1999 under the laws of the State of Wisconsin. Its principal offices are located at 700 First Street, Hudson, Wisconsin 54016. Nuclear Management Company, LLC provides maintenance, operation, and decommissioning services to nuclear power plants of member companies.

2) A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

Statistics set forth in the answer to this item are as of December 31, 2004.

   a) Nuclear Management Company, LLC operates six nuclear power plants; the 580-megawatt Duane Arnold Energy Center in Iowa owned by Alliant Energy, the 789-megawatt Palisades Nuclear Power Plant in Michigan owned by Consumers Energy, the 553-megawatt Monticello and the 1,060-megawatt Prairie Island Nuclear Generating Plants in Minnesota owned by Xcel Energy, and the 575-megawatt Kewaunee Nuclear Power Plant jointly owned by Wisconsin Public Service and Wisconsin Power and Light and 1,034-megawatt Point Beach Nuclear Power Plant owned by Wisconsin Electric Power in Wisconsin.

3) The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies: (The information required by Item 3 of this Form U-3A-2 is shown in Exhibit C hereto.)

   Not Applicable

4) The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.

   Not Applicable

LIST OF EXHIBITS

Exhibit A-5   Balance Sheet at December 31, 2004, and Statements of Income of Nuclear
Management Corporation, LLC for the year ended December 31, 2004.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 28th day of February, 2005.

WPS NUCLEAR CORPORATION

/s/ Joseph P. O'Leary
Joseph P. O'Leary
Senior Vice President and
Chief Financial Officer

(CORPORATE SEAL)

Attest: /s/ Barth J. Wolf
          Barth J. Wolf
          Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


Barth J. Wolf, Secretary
WPS Nuclear Corporation
700 North Adams Street, P. O. Box 19001
Green Bay, WI 54307-9001


NMC Balance Sheet   **Exhibit A-5**
　　　Unaudited

	December 31, 2004	
ASSETS		
Cash & Cash Equivalents	33,657,226	
Accounts Receivable	71,851,209	
Prepayments	6,122,748	
Property, Plant, & Equipment	34,117,930	
Less: Accumulated Depreciation	(15,964,008)	
Long Term Investments	6,464,355	
		136,249,459
LIABILITIES/EQUITY		
Current Liabilities		
Trade Payables	65,118,558	
Other Payables	765,602	
Current portion of LTD	1,688,300	
Compensation & Benefits	43,347,421	
Asset Owner Deposit	-	
	110,919,880	
Non-Current Liabilities		
Mortgage	1,826,469	
Capital Lease	-	
Other Non-Current	6,983,251	
	8,809,721	
Equity		
WEC Equity Position	3,303,972	
WPS Equity Position	3,303,972	
Xcel Equity Position	3,303,972	
Alliant Equity Position	3,303,972	
CE Equity Position	3,303,972	
	16,519,859	
		136,249,459

Unaudited

	December 31, 2004
Revenue	812,380,902
Labor & Employee Benefits	292,596,247
Employee & Travel Costs	6,981,466
Contracted/Third Party Exp	328,669,942
Consumption Goods	82,480,351
Utility/Maintenance Costs	489,045
Insurance	1,202,925
Depreciation	5,491,787
Dues & Subscriptions	57,431,897
Administrative Costs	35,962,535
Other Expenses	1,079,766
Partnership Tax	463,649
Costs	812,849,610
Other Income	231,971
Net Income/(Loss)	(236,737)